UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NovAccess Global Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

98385L 10 2
(CUSIP Number)

Christopher J. Hubbert 1375 East Ninth Street, 29th Floor Cleveland, Ohio 44114 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 98385L 10 2	Page 2 of 6

1	NAME OF REPORTING PERSONS Dwain K. Morris-Irvin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,800,000
	8	SHARED VOTING POWER 6,000,000
	9	SOLE DISPOSITIVE POWER 1,800,000
	10	SHARED DISPOSITIVE POWER 6,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 98385L 10 2	Page 3 of 6

1	NAME OF REPORTING PERSONS Irvin Consulting, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 98385L 10 2	Page 4 of 6

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to shares of the common stock, without par value (the “common shares”), and Series B convertible preferred stock, par value $0.01 per share (the “preferred shares”), of NovAccess Global Inc. (“NovAccess” or the “company”), a Colorado corporation with a mailing address of 8584 E. Washington Street, No. 127, Chagrin Falls, Ohio 44023, beneficially owned by Dr. Dwain K. Morris-Irvin, the company’s chief executive officer, and Irvin Consulting, LLC, a California limited liability company owned by Dr. Irvin (“Irvin Consulting”).

Item 2. Identity and Background.

(a)         This Schedule 13D is filed by Dr. Dwain K. Morris-Irvin and Irvin Consulting.

(b)         The business address of both Dr. Irvin and Irvin Consulting is 8584 E. Washington Street, No. 127, Chagrin Falls, Ohio 44023.

(c)         Dr. Irvin is the chief executive officer of NovAccess. Irvin Consulting is a consulting company owned by Dr Irvin.

(d)         During the last five years, neither Dr. Irvin nor Irvin Consulting has been convicted in any criminal proceeding (excluding traffic violations).

(e)         During the last five years, neither Dr. Irvin nor Irvin Consulting has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Dr. Irvin is a citizen of the United States of America. Irvin Consulting is a California limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

On January 31, 2022, NovAccess entered into a preferred stock redemption agreement with Daniel G. Martin, the company’s former director, and TN3, LLC, a company owned by Mr. Martin, Dr.  Irvin and Irvin Consulting. Pursuant to the redemption agreement, on March 14, 2022, Irvin Consulting purchased 600 NovAccess preferred shares from TN3 and NovAccess redeemed 24,400 of the preferred shares from TN3. To redeem the preferred shares, NovAccess will pay TN3 a total of $250,000 over time. In addition to the cash payments, NovAccess issued to TN3 1,502,670 common shares. Irvin Consulting paid NovAccess $6,000 to reimburse the company for its share of the cash purchase price and $1,223 to reimburse the company for its share of the common stock portion of the purchase price. Dr. Irvin forgave a portion of his December 30, 2021 $25,000 loan to the company to satisfy Irvin Consulting’s reimbursement obligation. In addition, pursuant to the redemption agreement Dr. Irvin was appointed to the board of directors of NovAccess on March 14, 2022.

Item 4.          Purpose of Transaction.

Irvin Consulting acquired the NovAccess preferred shares as an investment. As the chief executive officer and a director of the company, Dr. Irvin is involved in making strategic decisions relating to NovAccess. Other than as an officer and director of the company, Dr. Irvin does not have any plans or proposals that relate to or would result in any of the events enumerated in Item 4 of Regulation 13d-101 under the Securities and Exchange Act of 1934 (“Regulation 13d-101”).

SCHEDULE 13D
CUSIP No. 98385L 10 2	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

(a)         Dr. Irvin is the record and beneficial owner of 1.8 million common shares, which is 10.4% of the company’s outstanding common stock on March 14, 2022. Irvin Consulting is the record owner of 600 preferred shares, which is all of the company’s outstanding preferred stock on March 14, 2022. Each preferred share is convertible at the option of the holder into 10,000 NovAccess common shares and entitles the holder to cast 40,000 votes on any action presented to the company’s shareholders. Dr. Irvin is the sole member of Irvin Consulting and as a result is the beneficial owner of the preferred shares held by Irvin Consulting. Assuming conversion of the preferred into common shares, Dr. Irvin would be the beneficial owner of 7.8 million common shares, which would be 33.5% of the company’s outstanding common stock.

(b)         Dr. Irvin has the sole power to vote and to dispose of his common shares. Irvin Consulting and Dr. Irvin share the power to vote and dispose of Irvin Consulting’s preferred shares.

(c)         Neither Dr. Irvin nor Irvin Consulting has engaged in any other transactions in NovAccess stock since March 14, 2022.

(d)         Dr. Irvin has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his common shares. Dr. Irvin and Irvin Consulting share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Irvin Consulting’s preferred shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither Dr. Irvin nor Irvin Consulting is a party to any contract, arrangement, understanding or relationship with respect to any securities of NovAccess required to be disclosed pursuant to Item 6 of Regulation 13d-101.

Item 7. Material to be Filed as Exhibits.

Irvin Consulting acquired the NovAccess preferred shares pursuant to a preferred stock redemption agreement dated January 31, 2022. The redemption agreement is filed as Exhibit 10.1 to the Current Report on Form 8-K of NovAccess dated January 31, 2022. Neither Dr. Irvin nor Irvin Consulting is a party to any other agreement required to be filed pursuant to Item 7 of Regulation 13d-101.

SCHEDULE 13D
CUSIP No. 98385L 10 2	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 14, 2022                  /s/ Dwain K. Morris-Irvin

                                        Dwain K. Morris-Irvin

                                                   Individually

Dated March 14, 2022                  Irvin Consulting, LLC

                                        /s/ Dwain K. Morris-Irvin

                                        By Dwain K. Morris-Irvin

                                                   Sole Member and President